10 New Bond Street
Worcester, Massachusetts
01606 USA
Tel: 508.854.1628
800.628.7528
Fax: 508-854-1753
www.thermoenergy.com
www.castion.com

July 24, 2013

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Pamela A. Long, Assistant Director

Re:	Post-Effective Amendment No. 3 to Registration Statement on Form S-1

Filed July 1, 2013

File No. 333-175227

Ladies and Gentlemen:

I am the Chairman and Chief Executive Officer of ThermoEnergy Corporation (the “Company”) and am writing in response to the letter to me dated July 18, 2013 from Pamela A. Long, Assistant Director (the “Comment Letter”) regarding Post-Effective Amendment No. 3 to the above-referenced Registration Statement on Form S-1 (the “Registration Statement).

The response of the Company to the Staff’s comment in the Comment Letter is set forth below following the comment:

General

1.	It appears that although the prospectus included in the post-effective amendment has been in use for more than nine months since the effective date of the previous post-effective amendment and the last set of audited financial statements contained therein are more than 16 months old, you had not previously updated the audited financial statements as required under Section 10(a)(3) of the Securities Act. Section 5(b) of the Securities Act requires that a prospectus meeting the requirements of Section 10(a) accompany or precede the confirmation of the sale of a security. Please advise whether any offers or sales were made using the prospectus during the period in which the audited financial statements were not current. If yes, please provide us with a legal analysis addressing your compliance with Sections 5 and 10 of the Securities Act.

Securities and Exchange Commission

July 24, 2013

No offers or sales were made using the prospectus during the period in which the audited financial statements were not current. In fact, no offers or sales were made using the prospectus since the date on which Post-Effective Amendment No. 2 to the Registration Statement was declared effective (July 6, 2012). All certificates representing unsold shares covered by the Registration Statement bear a restrictive legend and such shares may not be sold or transferred, and the restrictive legend may not be removed, without the express authorization of the Company’s legal counsel. Since July 6, 2012, no requests for transfer of any of such shares or for the removal of such restrictive legends have been made by any of the selling stockholders named in the prospectus.

We trust that the Staff will find our response to the Comment Letter satisfactory. If the Staff have any further comments or require any further information, we would be happy to supplement our response.

The Company confirms that it is aware that the Company and its management are responsible for the accuracy and adequacy of the disclosures made in the Registration Statement, including the responsibility to be certain that the filing includes the information required by the Securities Act of 1933 and all applicable Securities Act rules. The Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ThermoEnergy Corporation

By: /s/ James F. Wood
James F. Wood
Chairman and Chief Executive Officer

cc: Edward M. Kelly, Esq.